MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

UPDATE ON MIGENIX AGREEMENT WITH SCHERING-PLOUGH

FOR HEPATITIS C VIRUS TREATMENT

June 27, 2007.  Vancouver, BC and San Diego, CA.  MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has received notice that Schering-Plough Corporation (“Schering”) will not enter into a second period of exclusivity to negotiate terms of a license agreement for MIGENIX’s Hepatitis C Virus (“HCV”) product, celgosivir. MIGENIX is, therefore now free to advance discussions with other interested parties. Schering has expressed a willingness to consider providing MIGENIX with guidance on study design and drug supplies in support of celgosivir’s further clinical development.  The exclusivity with Schering arose in connection with the terms of a Material Transfer and License Option Agreement between MIGENIX and Schering related to a recently completed Phase II non-responder study of celgosivir.

Jim DeMesa, M.D., President and CEO of MIGENIX stated, “The results from the recent non-responder study demonstrated clinically significant benefits when celgosivir was added to the standard of care (pegylated interferon plus ribavirin).  Those results have increased the interest of both the clinical community and of several pharma and biotech companies active in HCV product development.  Because celgosivir offers a unique mechanism of action, once-daily oral dosing, a good safety profile, and has demonstrated synergy with other HCV treatments, we are optimistic about the potential of celgosivir to contribute to the treatment of HCV patients.”

About Celgosivir (MX-3253)

Celgosivir, an oral inhibitor of alpha-glucosidase I, is currently the only anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has shown excellent in vitro synergy with various interferons in the clinic or in development including Pegasys, PEG-Intron, Infergen, Alferon and IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore has the potential to be included in many combination therapy approaches to improve efficacy in anti-HCV treatment.

The Phase II non-responder combination study reported April 11, 2007 was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated interferon and ribavirin. The following is a summary of the non-responder data:

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a 42% Early Virologic Response (“EVR”) with the triple combination compared to a 10% EVR in the control treatment arm. * EVR = 2 log10 or greater HCV viral load reduction at 12 weeks.

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a mean HCV viral load reduction (“VLR”) of 1.63 log10 (triple combination) compared to a 0.92 log10 reduction (control).

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90% viral load reduction (1 log10) reduction, or greater, at 12 weeks in 66% (8/12) of the triple combination patients, compared to only 40% (4/10) in patients in the control treatment.

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EVR in 57% of null responders (4/7) in the triple therapy arm (null responders = patients who have not achieved greater than a 0.4 log10 viral load reduction on prior treatment with optimized peg-interferon plus ribavirin).

Celgosivir combination therapy was well tolerated and resulted in no significant adverse events. As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild. Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin. Fifty of 57 patients entering the study completed all 12weeks of treatment.

Material Transfer and License Option Agreement with Schering-Plough

Under the terms of the Agreement, Schering supplied PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) as well as certain technical and laboratory support and other services for MIGENIX’s celgosivir Phase II combination study in chronic HCV patients and a related extension protocol. In addition, the Agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement.

MIGENIX Inc. – NEWS RELEASE – June 27, 2007                                                            Page 2 of 2

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for treatment-naïve chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1 (the most prevalent genotype in North America).  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 Email: aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Email: Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning: our expectations for advancing discussions with parties interested in celgosivir; and celgosivir having the potential to be included as part of many combination therapy approaches to improve efficacy in anti-HCV therapy.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things, our ability to successfully advance discussions with parties interested in celgosivir, our ability to manage licensing opportunities; the competitiveness of the celgosivir study results to date and future results supporting its potential in the treatment of HCV.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.